UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             1            ) *

ENPATH MEDICAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

584027106

(CUSIP Number)

March 17, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP NO.	584027106	Page 2 of 5

1	Names of Reporting Persons. Kairos Partners II Limited Partnership I.R.S. Identification Nos. of above persons (entities only) 45-0484772
2	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware limited liability partnership
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 297,575 shares
6 Shared Voting Power 0 shares
7 Sole Dispositive Power 297,575 shares
8 Shared Dispositive Power 0 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 297,575 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable
11	Percent of Class Represented by Amount in Row (9) 4.9%
12	Type of Reporting Person (See Instructions) PN

CUSIP NO.	584027106	Page 3 of 5

Item 1.

(a)	Name of Issuer
Enpath Medical, Inc.
(b)	Address of Issuer’s Principal Executive Offices
15301 Highway 55 West, Plymouth, MN 55447

Item 2.

(a)	Name of Person Filing
Kairos Partners II Limited Partnership
(b)	Address of Principal Business Office or, if none, Residence
600 Longwater Drive, Suite 204, Norwell, MA 02061
(c)	Citizenship
Delaware, United States of America
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share, of Enpath Medical, Inc.
(e)	CUSIP Number
584027106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP NO.	584027106	Page 4 of 5

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:		297,575 shares
(b)	Percent of Class:		4.9%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	297,575 shares
	(ii)	shared power to vote or to direct the vote:	0 shares
	(iii)	sole power to dispose or to direct the disposition of:	297,575 shares
	(iv)	shared power to dispose or to direct the disposition of:	0 shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	584027106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 23, 2006
Date
KAIROS PARTNERS II LIMITED PARTNERSHIP By: KAIROS II LLC, its General Partner By: KAIROS MASTER GP LLC, its Sole Member
	By:	/s/John F. White
Signature
John F. White, Voting Member
Name/Title